SECU 11023631 SION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

NOV 29 2011

Washington, DC 125

SEC FILE NUMBER
8-68692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTACORP CAPITAL (USA) INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100, 888-3rd Street S.W.
(No. and Street)

Calgary (City) AB (State) T2P 5C5 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST + YOUNG LLP
(Name – *if individual, state last, first, middle name*)

1000, 440 2nd Avenue S.W (Address), Calgary (City), AB (State), T2P 5E9 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions. → has US office who reviewed

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

a.f. 11/29

OATH OR AFFIRMATION

I, Michael Keller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alta Corp Capital (USA) Inc, as of Sept 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
1000, 440 2nd Avenue S.W.
Calgary, Alberta T2P 5E9

Tel: 403 290 4100
Fax: 403 290 4265
ey.com/ca

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of AltaCorp Capital (USA) Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of AltaCorp Capital (USA) Inc, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating AltaCorp Capital (USA) Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2011. AltaCorp Capital (USA) Inc. management is responsible for AltaCorp Capital (USA) Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   EY noted a $5 payment made on October 4, 2011. EY agreed this payment to a cheque issued October 4, 2010 numbered 003.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011 with the amounts reported in Form SIPC-7 for the year ended September 30, 2011.

   We compared the Form X-17A-5 (FOCUS report) for the quarter ended June 30, 2011 and September 30, 2011 (includes regulatory approval to date) to the amounts in SIPC-7 and noted no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   We examined Form SIPC-7 and noted no adjustments.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   We proved the arithmetical accuracy of the calculations on SIPC-7 without exception.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   We noted that there have been no overpayments applied to the current assessment.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2011. Accordingly, we do not express such an opinion. Had we `performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Ernst & Young LLP
November 28, 2011

Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
1000, 440 2nd Avenue S.W.
Calgary, Alberta T2P 5E9

Tel: 403 290 4100
Fax: 403 290 4265
ey.com/ca

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
AltaCorp Capital (USA) Inc.

In planning and performing our audit of the financial statements of **AltaCorp Capital (USA) Inc.** (the Company), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

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statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Ernst & Young LLP
November 28, 2011

Financial Statements and Supplemental Information

AltaCorp Capital (USA) Inc.

September 30, 2011

Ernst & Young

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

To the Stockholder of
AltaCorp Capital (USA) Inc.

We have audited the accompanying statements of financial condition of AltaCorp Capital (USA) Inc. [the "Company"] as of September 30, 2011, and the related statements of loss, comprehensive loss and deficit, changes in shareholders' equity, and cash flows for the year ended September 30, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AltaCorp Capital (USA) Inc. at September 30, 2011 and the results of its operations and its cash flows for the year ended September 30, 2011 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Ernst & Young LLP

Chartered Accountants

Calgary, Canada,
November 28, 2011

AltaCorp Capital (USA) Inc.

Statements of Financial Condition
(All figures presented in US dollars)

September 30, 2011, with comparative figures for September 30, 2010

	2011	2010
Assets		
Cash and cash equivalents	$ 492,599	$ 458,421
Due from carrying broker	42,837	-
Deposit with carrying broker	50,000	-
GST receivable	9,448	-
Prepaid expenses	589	-
	$ 595,473	$ 458,421
Liabilities and Shareholders Equity		
Liabilities:		
Accounts payable and accrued liabilities	$ 25,038	$ 8,746
Due to AltaCorp Capital Inc. (Note 5)	37,650	78
Due to carrying broker	9,484	-
	72,172	8,824
Shareholders' equity:		
Share capital (Note 7)	611,606	470,000
Deficit	(88,305)	(20,403)
	523,301	449,597
	$ 595,473	$ 458,421

See accompanying notes to the financial statements.

Approved by the Board:

_______________________ Director

_______________________ Director

AltaCorp Capital (USA) Inc.

Statements of Loss, Comprehensive Loss and Deficit
(All figures presented in US dollars)

Year ended September 30, 2011, with comparative figures for the period from June 21, 2010 to September 30, 2010

	2011	2010
Revenue:		
Agency commissions	$ 172,070	$ -
Research fees	50,000	-
	222,070	-
Direct costs:		
Clearing costs	2,910	-
	2,910	-
Expenses:		
Management fees	208,268	-
General and administrative	78,794	20,403
	287,062	20,403
Net loss for the period	(67,902)	(20,403)
Deficit, beginning of period	(20,403)	-
Deficit, end of period	$ (88,305)	$ (20,403)

See accompanying notes to the financial statements.

AltaCorp Capital (USA) Inc.

Statements of Changes in Shareholder's Equity
(All figures presented in US dollars)

Year ended September 30, 2011, with comparative figures for the period from June 21, 2010 to September 30, 2010

	2011	2010
Share Capital		
Balance, beginning of period	$ 470,000	$ -
Additions during the period	141,606	470,000
Balance, end of period	$ 611,606	$ 470,000
Deficit		
Balance, beginning of period	(20,403)	-
Net loss for the period	(67,902)	(20,403)
Balance, end of period	(88,305)	(20,403)
Total shareholder's equity	$ 523,301	$ 449,597

See accompanying notes to the financial statements.

AltaCorp Capital (USA) Inc.

Statements of Cash Flows
(All figures presented in US dollars)

Year ended September 30, 2011, with comparative figures for the period from June 21, 2010 to September 30, 2010

	2011	2010
Operating activities		
Net loss for the period	$ (67,902)	$ (20,403)
Changes in non-cash working capital:		
Increase in due from carrying broker	(42,837)	-
Increase in prepaid expenses	(589)	-
Increase in GST receivable	(9,448)	-
Increase in accounts payable and accrued liabilities	16,292	8,746
Increase in due to AltaCorp Capital Inc.	37,572	78
Increase in due to carrying broker	9,484	-
	10,474	8,824
Cash used in operating activities	(57,428)	(11,579)
Financing activities:		
Deposit with carrying broker	(50,000)	-
Issuance of share capital	145,000	470,000
Share issuance costs	(3,394)	-
Cash provided by financing activities	91,606	470,000
Net increase in cash during the period	34,178	458,421
Cash, beginning of period	458,421	-
Cash, end of period	$ 492,599	$ 458,421

Cash used in operating activities includes interest paid during the year of nil and income taxes received of nil (2010 – nil).

See accompanying notes to the financial statements.

AltaCorp Capital (USA) Inc.
Notes to the Financial Statements
[All figures presented in United States dollars]

Year ended September 30, 2011

1. BACKGROUND

AltaCorp Capital (USA) Inc. [the "Company"],was incorporated under the *Business Corporations Act* (Alberta) as a wholly-owned subsidiary of AltaCorp Capital Inc. [the "Parent"] on June 21, 2010, and commenced operations on April 5, 2011. The Company is registered as a broker/dealer with the Financial Industry Regulatory Authority, Inc. and is a member of the Securities Investor Protection Corporation. The Company specializes in investments in the Canadian energy industry and deals exclusively with institutional clients.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States ["US"]. Significant accounting policies are as follows:

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which would affect the amounts of recorded assets, liabilities, revenue and expenses. Actual amounts could differ from these estimates.

Accounting for securities transactions

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Research revenue

Research revenue is earned as a result of providing research services to clients. The revenue is recognized once the services have been provided and the related income is reasonably determinable.

Commissions revenue

Commissions revenue consists of revenue generated through traditional commission-based brokerage services, recognized on a trade date basis.

Foreign currency translation

The US dollar is the functional currency for the Company's operations. Foreign exchange gains and losses arising from transactions in Canadian dollars are nil during the year.

Financial instruments

The carrying values of all of the Company's financial instruments approximate their fair values. Financial instruments include cash, accounts receivable, GST receivable, and accounts payable.

Income taxes

The Company records income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized based on the anticipated future tax effects arising from the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Comprehensive income

There are no items which would cause comprehensive income to differ materially from net income.

3. DUE FROM CARRYING BROKER

The $42,837 receivable [2010 – nil] from the Company's carrying broker represents amounts due from Penson Financial Services Inc. ["Penson"] for commissions earned.

4. DEPOSIT WITH CARRYING BROKER

In accordance with the terms of the agreement with Penson, the Company must maintain a minimum of $50,000 [in the form of cash, liquid assets or marketable securities] in a clearing deposit account to be held by the carrying broker as long as the agreement is in effect and as such is not available for use by the Company. The Company may be required to provide additional funds should the carrying broker's margin requirements change. Penson is a regulated entity under the jurisdiction of FINRA and a member of SIPC.

5. RELATED PARTY TRANSACTIONS

Substantially all of the Company's administrative functions are handled by the Parent. Certain operating, overhead and other costs related to these services are recovered through a management fee. The management fee consists of a monthly base recovery, which is calculated by allocating a portion of the operating expenses, overhead expenses and compensation costs of the Parent. In addition, the Parent may, in its sole discretion, charge the Company a monthly proportional allocation service fee. The allocation service fee is based on a percentage of the Company's monthly net operating revenue. The inter-company balance arising from these transactions is recorded as due to AltaCorp Capital Inc. The inter-company balances are due on demand and do not bear interest.

During the year, the Company paid management fees of $208,268 [2010 – nil]. At September 30, 2011, the net payable to AltaCorp Capital Inc. for these and other transactions is $37,650 [2010 – nil].

6. INCOME TAXES

The deferred tax asset attributable to the Company's non-capital losses for Canadian income tax purposes has been fully offset by a valuation allowance.

The Company is subject to corporation tax in Canada calculated based on financial statements expressed in Canadian dollars. As a result the effective tax rate calculation is impacted by foreign currency translation differences included in taxable income as well as a valuation allowance for operating losses of the Company.

At September 30, 2011, the non-capital loss balance is $85,938 [2010 - $24,859]. The loss realized during the period ended September 30, 2011 of $61,079 will expire on September 30, 2031 [2010 - $24,859 will expire on September 30, 2030]. A full valuation allowance has been applied against these losses.

7. SHARE CAPITAL

Details of the Company's share capital are as follows:

	2011 $
Authorized:	
Unlimited common shares without nominal or par value	
Issued and outstanding:	
615,000 common shares	611,606

	2010 $
Authorized:	
Unlimited common shares without nominal or par value	
Issued and outstanding:	
470,000 common shares	470,000

[All figures presented in United States dollars]

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events that occurred from September 30, 2011 through to the audit report date of November 28, 2011, that being the date the financial statements were available to be issued. No events or transactions have occurred in that period that would require recognition in the financial statements of the Company.

9. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker/dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ["SEC"]. The Company computes its net capital under the basic method and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined, at all times. At September 30, 2011, the Company had net capital equal to $513,264, which exceeded its requirement by $263,264 *[Schedule 1]*.

10. ADDITIONAL INFORMATION

In addition to these financial statements, audited statements of financial condition have been prepared and are available for inspection either at the offices of the Company, Suite 1100, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5, or at the offices of the SEC.

SUPPLEMENTAL INFORMATION

AltaCorp Capital (USA) Inc. **Schedule 1**

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

[All figures presented in United States dollars]

September 30, 2011

	2011 $
Total shareholder's equity	523,301
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Less: Total non-allowable assets *[note 1]*	10,037
Less: Aged fail-to-delivers	-
Net capital before haircuts on securities positions	513,264
Less: Total haircuts	-
Net capital	513,264
Net capital requirement	250,000
Excess net capital	263,264

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule in the Company's unaudited September 30, 2011 Part II FOCUS Filing.

NOTE 1: NON-ALLOWABLE ASSETS

	2011 $
GST receivable	9,448
Prepaid expenses	589
Total non-allowable assets	10,037

STATEMENT REGARDING RULE 15c3-3

[All figures presented in United States dollars]

September 30, 2011

The Company is exempt from Rule 15c3-3 of the United States Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

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For more information, please visit ey.com/ca.

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